UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Clarification re: Certain Proposals/Resolutions to be Adopted at 2018 Annual/Special Shareholder Meeting

On December 4, 2018, Gazit-Globe Ltd. (the “Company”) furnished to the United States Securities and Exchange Commission (the “SEC”), as exhibits to a Report of Foreign Private Issuer on Form 6-K (“Form 6-K”), copies of the cover letter and proxy statement (as Exhibit 99.1) and proxy card (as Exhibit 99.2) for the Company’s upcoming 2018 annual and special general meeting of the shareholders (the “Meeting”) that the Company distributed to those shareholders holding common shares of the Company through members of the New York Stock Exchange (the “NYSE”). The Meeting is scheduled to take place on Thursday, December 27, 2018 at 3 p.m. (Israel time) at the offices of the Company at 10 Nissim Aloni Street, Tel Aviv, Israel.

Included among the proposals to be presented at the Meeting are the following proposals:

●	Re-election of Mr. Ronnie Bar-On as an external director, for a three-year term;
●	Election of Ms. Limor Shofman Gutman as an external director, for a three-year term; and
●	Election of Mr. Shmuel Hauser as an external director, for a three-year term.

The above proposals constitute Proposals 4, 5 and 6, respectively, in the cover letter and proxy statement, and proxy card, distributed to those shareholders holding their common shares through members of the NYSE. The original wording of the resolutions to be presented for adoption pursuant to Proposals 4, 5 and 6, respectively, as set forth in the English translation of the Hebrew notice for the Meeting that was attached as Exhibit A to that proxy statement, read as follows:

(4) The reappointment of Mr. Ronnie Bar-On as an external director in the Company for a third term of three years commencing on May 1, 2019 and approval of the terms of his office, as set out in Appendix A that is attached to the Notice of Meeting Report.

(5) The appointment of Ms. Shofman Gutman as an external director in the Company for a three-year term commencing on January 1, 2019 and approval of the terms of her office, as set out in Appendix A that is attached to the Notice of Meeting Report.

(6) The appointment of Ms. Hauser as an external director in the Company for a three-year term commencing on January 1, 2019 and approval of the terms of his office, as set out in Appendix A that is attached to the Notice of Meeting Report.

On December 24, 2018, the Company published with the Tel Aviv Stock Exchange and Israeli Securities Authority a slightly modified version of the Hebrew notice for the Meeting that deleted the references in each of the above proposed resolutions to “and approval of the terms of his/her office, as set out in Appendix A that is attached to the Notice of Meeting Report”.

Those deletions are intended to clarify that the terms of office (i.e., director fees and related terms) of each nominee for reappointment or appointment as an external director will not be brought for approval by the Company’s shareholders and do not constitute part of Proposals 4, 5 or 6, or the resolutions to be presented pursuant to those proposals. The Company’s shareholders have, in the past, adopted a general resolution regarding the fees and other terms of office for all directors that are nominated from time to time. Consequently, there is no need for the Company to seek approval from the Company’s shareholders for the terms of office of the external director nominees once again at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: December 26, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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